UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report April 29, 2020

Commission File No. 024-10943

CARDONE EQUITY FUND VI, LLC
(the “Company”)

Delaware

(State or other jurisdiction of incorporation or organization)

Cardone Capital, LLC

18909 NE 29th Avenue

Aventura, FL 33180

Office: (310) 777-0255

Email: invest@Cardonecapital.com

Item 9. Other Events

Monthly Distributions Update

Given the unprecedented level of disruption and ongoing uncertainty caused by the global coronavirus (COVID-19) pandemic, effective as of April 9, 2020, our Manager, in an effort to protect the interests of all of our existing Members, has determined to (i) suspend the processing and payment of distributions for the next 90 days, and (ii)  any distributions received from the investments will be segregated in a separate account during this period.

Summary of Member Call

On Sunday, April 19, 2020, Grant Cardone, Managing Member of the Manager, Cardone Capital, LLC, held a meeting of the members to provide updates on all funds managed by Cardone Capital, LLC, including the Company. The following is a summary of the information provided at the meeting:

•	National average of rent collections for the month of April was approximately 84%.

•	Current occupancy across all properties in all funds was 93%; collections were at 95.2%

•	4.8% remained uncollected across the entire portfolio of properties.

•	The property with the lowest collections was at 88.5% rents collected and the property with the highest collections was at 99.6% rents collected.

•	Mr. Cardone discussed the decision to suspend distributions as noted above.

•	The Third-Party Property Manager, on behalf of all qualifying entities, filed for the Paycheck Protection Program.

•	The Manager anticipates that gross rent collections for May will be lower than April collections, hence the decision to suspend distributions.

•	The Manager does have capital reserves for all entities.

•	The Manager intends on resuming distributions before the end of the summer.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

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Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cardone Equity Fund VI, LLC

/s/ Grant Cardone

Grant Cardone, Manager of Cardone Capital, LLC

Manager

April 29, 2020

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